Schedule 13 G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Item 1    (a)  Atlantic Realty Trust
          (b)  747 Third Avenue
               New York, NY 10017

Item 2    (a)  Private Management Group, Inc.
          (b)  20 Corporate Park
               Suite 400
               Irvine, CA 92606
          (c)  Incorporated in the State of California
          (d)  Common Shares of Beneficial Interest, Par Value $.01 Share
          (e)  048798-10-2

Item 3    (h)  The filer is an Investment Adviser registered under
               Section 203 of the Investment Advisers Act of 1940

Item 4    (a)  541,236
          (b)  15.20%
          (c)  (i) Sole power to vote or direct the vote of all 541,236 shares
             (iii) Sole power to dispose of or direct the disposition of all
                   541,236 shares

Item 5    N/A

Item 6    N/A

Item 7    N/A

Item 8    N/A

Item 9    N/A

Item 10 Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 9, 1998

Signature


Dennis A. Reiland, CFA , President
Name/Title

CUSIP No.  048798102     13G


1.  Name of Reporting Person
    SS Identification No. of Above Person

     Private Management Group, Inc.
     33-0151740

2.  Check The Appropriate Box If A Member Of A Control Group 	(a) [ ]
                                                                (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     California


Number Of 		5.  Sole Voting Power
Shares                       541,236
Beneficially            6.  Shared Voting Power
Owned By                     0
Each      		7.  Sole Dispositive Power
Reporting                    541,236
Person With             8.  Shared Dispositive Power
                             0

9.   Aggregate Amount Beneficially Owned By Each Reporting Person
      0

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [ ]

11.  Percent Of Class Represented By Amount In Row 9
      15.20%

12.  Type Of Reporting Person
      IA